DYNAMIC OIL & GAS, INC.

Suite 230 - 10991 Shellbridge Way, Richmond, British Columbia V6X 3C6

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general and extraordinary meeting of the shareholders of DYNAMIC OIL & GAS, INC. (the “Company”) will be held at the Fraser Room, Holiday Inn Vancouver Airport, 10720 Cambie Road, Richmond, British Columbia, on Friday, June 18, 2004, at the hour of 1:00 p.m., Vancouver time, for the following purposes:

1.
To receive and consider the report of the directors to the members and the financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2003.

2.	To fix the number of directors at seven.

3.	To elect two directors for the ensuing year.

4.	To appoint the auditor for the ensuing year.

5.	To authorize the directors to fix the remuneration to be paid to the auditor.

6.	To pass a special resolution to remove the application of the Pre-existing Company Provisions under the new Business Corporations Act (British Columbia).

7.	To pass a special resolution to eliminate the maximum number of common shares that the Company is authorized to issue as permitted under the new Business Corporations Act (British Columbia).

8.
To pass a special resolution to approve the deletion and cancellation of the existing articles of the Company and the adoption of new articles for the Company to reflect the new Business Corporations Act (British Columbia).

9.	To approve an amendment to the Company’s 2003 Stock Option Plan to increase the number of shares reserved for issuance under the Option Plan by 115,612 shares.

10.	To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 5th day of May, 2004.

BY ORDER OF THE BOARD

______________________________________________
WAYNE J. BABCOCK
President, Chief Executive Officer and Director

A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his or her stead. It is important that your shares be represented and that your wishes be made known. If you cannot be present to vote in person, please complete the proxy form as indicated and return it to the office of the Registrar and Transfer Agent set out on the proxy form. To be effective, the proxy must be deposited at the office of the Registrar and Transfer Agent of the Company, CIBC Mellon Trust Company, as set out in the form of proxy, 48 hours before the meeting.